Exhibit 4.6
DESCRIPTION OF SHARE CAPITAL
The following description of the share capital of Jazz Pharmaceuticals plc, or the Company, is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Irish Companies Act 2014 (as amended), or the Companies Act, and the complete text of the Company’s amended and restated memorandum and articles of association, which amended and restated memorandum and articles of association, or the Company’s Constitution, are filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission, or SEC, on August 9, 2016. You should read those laws and documents carefully.
Capital Structure
Authorized Share Capital
The authorized share capital of the Company is €40,000 and $30,000, divided into 4,000,000 non-voting euro deferred shares with nominal value of €0.01 per share and 300,000,000 ordinary shares with nominal value of $0.0001 per share.
The Company may issue shares subject to the maximum authorized share capital contained in the Company’s Constitution. The authorized share capital may be increased or reduced (but not below the number of shares then issued and outstanding) by a resolution approved by a simple majority of the votes cast at a general meeting, in person or by proxy, of the Company’s shareholders (referred to under Irish law as an “ordinary resolution”). The shares comprising the Company’s authorized share capital may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish law, the directors of a company may issue new ordinary or preferred shares for cash without shareholder approval once authorized to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution.
The Company’s board of directors is authorized pursuant to shareholder resolutions passed on July 29, 2021 to issue new ordinary or preferred shares for cash without shareholder approval for a period of five years from the date of the passing of the resolutions.
The rights and restrictions to which ordinary shares are subject are prescribed in the Company’s Constitution. The Company’s Constitution permits it to issue preferred shares once authorized to do so by ordinary resolution. The Company may, by ordinary resolution and without obtaining any vote or consent of the holders of any class or series of shares, unless expressly provided by the terms of that class or series of shares, provide from time to time for the issuance of other classes or series of shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.
Irish law does not recognize fractional shares held of record. Accordingly, the Company’s Constitution does not provide for the issuance of fractional shares, and the official Irish register of the Company will not reflect any fractional shares. Whenever an alteration or reorganization of the Company’s share capital would result in any shareholder becoming entitled to fractions of a share, the Company’s board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, sell the shares representing the fractions for the best price reasonably obtainable, to any person and distribute the proceeds of the sale in due proportion among those members.
Issued Share Capital
As of December 31, 2022, 63,212,116 ordinary shares were issued and outstanding. In addition, as of December 31, 2022, 4,000,000 non-voting euro deferred shares were issued and outstanding at that time, which shares are held by nominees in order to satisfy an Irish legislative requirement to maintain a minimum level of issued share capital denominated in euro. The euro deferred shares, which are not listed on any stock exchange and are not the subject of any registration, carry no voting rights and are not entitled to receive any dividend or distribution. On a return of assets, whether on liquidation or otherwise, the euro deferred shares will entitle the holder thereof only to the repayment of the amounts paid up on such shares after repayment of the capital paid up on ordinary shares plus the payment of $5,000,000 on each of the ordinary shares and the holders of the euro deferred shares (as such) will not be entitled to any further participation in the assets or profits of the Company.
Preemption Rights, Share Warrants and Share Options
Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, the Company has opted out of these preemption rights by way of shareholder resolution as permitted under Irish law. Irish law provides that this opt-out expires every five years unless renewed by a resolution approved by not less than 75% of the votes cast at a general meeting, in person or by proxy, of the Company’s shareholders (referred to under Irish law as a “special resolution”). The Company’s current opt-out was approved by shareholder resolutions passed at the Company's 2022 annual general meeting on July 28, 2022 (the “AGM”) and is limited to the allotment of equity securities up to an aggregate nominal value of US$1248.47 (12,484,733 shares) (being equivalent to approximately 20% of the aggregate nominal value of the Company’s issued ordinary share capital as at the last practicable date prior to the issue of the notice of the AGM). This opt-out will expire on January 28, 2024 and if it is not renewed before that date, shares issued for cash will need to be offered to existing shareholders on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. The statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.
The Company’s Constitution provides that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which it is subject, the Company’s board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as it deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the Company’s board of directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Act provides that, save to the extent the constitution of a company provides otherwise, the directors of a company may issue options. The Company is subject to the rules of The NASDAQ Stock Market LLC and the U.S. Internal Revenue Code of 1986, or the Code, which require shareholder approval of certain equity plan and share issuances. The Company’s board of directors may issue shares upon exercise of validly issued warrants or options without shareholder approval or authorization, except as described above (up to the relevant authorized share capital limit).
Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the Company’s net assets are equal to, or in excess of, the aggregate of its called up share capital plus undistributable reserves and the distribution does not reduce its net assets below such aggregate. Undistributable reserves include the share premium account, the par value of shares acquired by the Company and the amount by which the Company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the Company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to its “relevant financial statements.” The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).
The Company’s Constitution authorizes the directors to declare dividends without shareholder approval to the extent they appear justified by profits lawfully available for distribution. The Company’s board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The Company’s board of directors may direct that the payment be made by distribution of assets, shares or cash, and no dividend issued may exceed the amount recommended by the directors. The dividends declared by the directors or shareholders may be paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.
The Company’s board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to the Company in relation to its shares.
The Company may issue shares with preferred rights to participate in dividends declared by the Company from time to time, as determined by ordinary resolution. The holders of preferred shares may, depending on their terms, rank senior to ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.
Share Repurchases, Redemptions and Conversions
Overview
The Company’s Constitution provides that, unless the board specifically determines otherwise, any ordinary share that it has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by the Company may technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions.” If the Company’s Constitution did not contain such provision, repurchases by the Company would be subject to many of the same rules that apply to purchases of its ordinary shares by subsidiaries described below under “—Purchases by the Company’s Subsidiaries,” including the shareholder approval requirements described below, and the requirement that any purchases on market be effected on a “recognized stock exchange,” which, for purposes of the Companies Act, includes The NASDAQ Global Select Market. Neither Irish law nor any of the Company’s constituent documents places limitations on the right of nonresident or foreign owners to vote or hold its ordinary shares. Except where otherwise noted, references herein to repurchasing or buying back ordinary shares refer to the redemption of ordinary shares by the Company or the purchase of ordinary shares by one of its subsidiaries, in each case in accordance with the Company’s Constitution and Irish law as described below.
Repurchases and Redemptions
Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Please see also “—Dividends.” The Company may not purchase any of its shares if, as a result of such purchase, the nominal value of its issued share capital which is not redeemable would be less than 10% of the nominal value of its total issued share capital. All redeemable shares must also be fully-paid. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provisions of the Company’s Constitution, shareholder approval will not be required to redeem its shares.
The Company may also be given an additional general authority to purchase its ordinary shares on market by way of ordinary resolution, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by the Company’s subsidiaries as described below.
Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by the Company at any time must not exceed 10% of the aggregate of the par value and share premium received in respect of the allotment of the Company shares together with the par value of any shares acquired by the Company. The Company may not exercise any voting rights in respect of any shares held as treasury shares.
Treasury shares may be cancelled by the Company or re-issued subject to certain conditions.
Purchases by the Company’s Subsidiaries
Under Irish law, an Irish or non-Irish subsidiary of the Company may purchase the Company’s shares either on market or off market. For a subsidiary of the Company to make purchases on market of ordinary shares, the Company’s shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of ordinary shares is required. For a purchase of ordinary shares by a subsidiary of the Company off market, the proposed purchase contract must be authorized by special resolution of the Company’s shareholders before the contract is entered into. The person whose ordinary shares are to be bought back cannot vote in favor of the special resolution and, from the date of the notice of the meeting at which the resolution approving the contract is proposed, the purchase contract must be on display or must be available for inspection by the Company’s shareholders at the registered office of the Company.
In order for one of the Company’s subsidiaries to make an on market purchase of its shares, such shares must be purchased on a “recognized stock exchange.” The NASDAQ Global Select Market, on which ordinary shares are currently listed, is specified as a recognized stock exchange for this purpose by Irish law.
The number of shares held by the Company’s subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the aggregate of the par value and share premium received in respect of the allotment of the Company shares together with the par value of any shares acquired by the Company. While a subsidiary holds the Company’s shares, it cannot exercise any voting rights in respect of those shares and no dividend or other payment (including any payment in a winding up of the Company) shall be payable in respect of those shares. The acquisition of ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.
Lien on Shares, Calls on Shares and Forfeiture of Shares
The Company’s Constitution provides that it has a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the memorandum and articles of association of an Irish public company limited by shares such as the Company’s and are only applicable to ordinary shares that have not been fully paid up.
Bonus Shares
Under the Company’s Constitution, the Company’s board of directors may resolve to capitalize any amount for the time being standing to the credit of any of the Company’s reserve accounts or to the credit of the profit and loss account which is not available for distribution through the issuance of fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.
Consolidation and Division; Subdivision
Under the Company’s Constitution, the Company may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than are fixed by the Company’s Constitution.
Reduction of Share Capital
The Company may, by ordinary resolution, reduce its authorized share capital in any way. The Company also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital (which includes share premium) in any manner permitted by the Companies Act.
Annual Meetings of Shareholders
The Company is required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after the Company’s fiscal year-end. The Company’s articles of association provide that shareholder meetings may be held outside of Ireland (subject to compliance with the Companies Act). Where a company holds its annual general meeting or extraordinary general meeting outside of Ireland, the Companies Act requires that the company, at its own expense, make all necessary arrangements to ensure that members can by technological means participate in the meeting without leaving Ireland (unless all of the members entitled to attend and vote at the meeting consent in writing to the meeting being held outside of Ireland).
Notice of an annual general meeting must be given to all of the Company’s shareholders and to its auditors. The Company’s Constitution provides for a minimum notice period of 21 clear days, which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual financial statements and reports of the directors and auditors, a review by the shareholders of the company’s affairs, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.
Extraordinary General Meetings of Shareholders
Extraordinary general meetings may be convened by (i) the Company’s board of directors, (ii) on requisition of the Company’s shareholders holding not less than 10% of its paid up share capital carrying voting rights, (iii) on requisition of the Company’s auditors or (iv) in exceptional cases, by order of the court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.
Notice of an extraordinary general meeting must be given to all of the Company’s shareholders and to its auditors. Under Irish law and the Company’s Constitution, the minimum notice periods are 21 clear days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for any other extraordinary general meeting.
In the case of an extraordinary general meeting convened by the Company’s shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Company’s board of directors has 21 days to convene a meeting of its shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Company’s board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the Company’s receipt of the requisition notice.
If the Company’s board of directors becomes aware that its net assets are not greater than half of the amount of the Company’s called-up share capital, it must convene an extraordinary general meeting of its shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.
Quorum for General Meetings
The Company’s Constitution provides that no business shall be transacted at any general meeting unless a quorum is present. One or more of the Company’s shareholders present in person or by proxy holding not less than a majority of the Company’s issued and outstanding shares entitled to vote at the meeting in question constitute a quorum.
Voting
At general meetings of the Company, a resolution put to the vote of the meeting is decided on a poll. The Company’s Constitution provides that its board of directors or its chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Each shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in the Company’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, such company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the Company’s Constitution, which permits shareholders to notify the Company of their proxy appointments electronically in such manner as may be approved by the Company’s board of directors.
In accordance with the Company’s Constitution, it may from time to time be authorized by ordinary resolution to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares). Treasury shares or the Company’s shares that are held by its subsidiaries are not entitled to be voted at general meetings of shareholders.
Irish law requires special resolutions of the Company’s shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:
•amending the objects or memorandum of association of the Company;
•amending the articles of association of the Company;
•approving a change of name of the Company;
•authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi- loan or credit transaction to a director or a person who is deemed to be “connected” to a director for the purposes of the Companies Act;
•opting out of preemption rights on the issuance of new shares;
•re-registration of the Company from a public limited company to a private company;
•variation of class rights attaching to classes of shares (where the articles of association do not provide otherwise);
•purchase of the Company’s shares off market;
•reduction of issued share capital;
•sanctioning a compromise/scheme of arrangement with creditors or shareholders;
•resolving that the Company be wound up by the Irish courts;
•resolving in favor of a shareholders’ voluntary winding-up; and
•setting the re-issue price of treasury shares.
Unanimous Shareholder Consent to Action Without Meeting
The Companies Act provides that shareholders may approve an ordinary or special resolution of shareholders without a meeting only if (i) all shareholders sign the written resolution and (ii) the company’s articles of association permit written resolutions of shareholders (the Company’s articles of association contain the appropriate authorizations for this purpose).

Variation of Rights Attaching to a Class or Series of Shares
Under the Company’s Constitution and the Companies Act, any variation of class rights attaching to its issued shares must be approved by a special resolution of the Company’s shareholders of the affected class or with the consent in writing of the holders of three-quarters of all the votes of that class of shares.
The provisions of the Company’s Constitution relating to general meetings apply to general meetings of the holders of any class of the Company’s shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of the Company’s shares, a quorum consists of the holders present in person or by proxy representing at least one half of the issued shares of the class.
Inspection of Books and Records
Under Irish law, shareholders have the right to: (i) receive a copy of the Company’s Constitution and any act of the Irish Government which alters its memorandum; (ii) inspect and obtain copies of the minutes of general meetings and the Company’s resolutions; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained in respect of the ordinary shares; (iv) receive copies of financial statements and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive financial statements of any of the Company’s subsidiaries that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The Company’s auditors also have the right to inspect all of the Company’s books, records and vouchers. The auditors’ report must be circulated to the shareholders with the Company’s financial statements prepared in accordance with Irish law 21 clear days before the annual general meeting and must be read to the shareholders at the Company’s annual general meeting.
Acquisitions
An Irish public limited company may be acquired in a number of ways, including:
•a court-approved scheme of arrangement under the Companies Act. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;
•through a tender or takeover offer by a third party for all of the Company’s shares. Where the holders of 80% or more of the Company’s shares have accepted an offer for their shares, the remaining shareholders may also be statutorily required to transfer their shares, and if the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If the Company’s shares were to be listed on the main securities market of Euronext Dublin or another main securities market or regulated stock exchange in the European Union, this threshold would be increased to 90%; and
•by way of a merger with an EU-incorporated company under the EU Directive 2017/1132 relating to certain aspects of Company Law (as amended) and the European Communities (Cross-Border Mergers) Regulations 2008 (as amended). Such a merger must be approved by a special resolution.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets, unless the company is listed on a regulated stock exchange in the European Union.
Appraisal Rights
Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as the Company and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.
Disclosure of Interests in Shares
Under the Companies Act, subject to certain limited exceptions, a person must notify the Company (but not the public) if, as a result of a transaction, such person will become interested in three percent or more of the Company’s voting shares, or if as a result of a transaction a shareholder who was interested in more than three percent of its voting shares ceases to be so interested. Where any person is interested in more than three percent of the Company’s voting shares, such person must notify the Company of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the person is interested as a proportion of the entire nominal value of the Company’s issued share capital (or any such class of share capital in issue). Where the percentage level of the person’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. The Company must be notified within five business days of the transaction or alteration of the person’s interests that gave rise to the notification requirement. If a person fails to comply with these notification requirements, such person’s rights in respect of any of the Company’s shares he or she holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.
In addition to these disclosure requirements, the Company, under the Companies Act, may, by notice in writing, require a person whom the Company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in the Company’s relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in the Company’s shares, to provide additional information, including the person’s own past or present interests in the Company’s shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, the Company may apply to a court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Act, as follows:
•any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;
•no voting rights shall be exercisable in respect of those shares;
•no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•no payment shall be made of any sums due from the Company on those shares, whether in respect of capital or otherwise.
The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.
In the event the Company is in an offer period pursuant to the Irish takeover rules, as defined below, accelerated disclosure provisions apply for persons holding an interest in the Company’s securities of one percent or more.
Anti-Takeover Provisions
Irish Takeover Rules and Substantial Acquisition Rules
A transaction in which a third party seeks to acquire 30% or more of the voting rights of the Company and certain other acquisitions of the Company’s securities are governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder, which are referred to herein as the “Irish takeover rules,” and are regulated by the Irish Takeover Panel. The “General Principles” of the Irish takeover rules and certain important aspects of the Irish takeover rules are described below.
General Principles
The Irish takeover rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:
•in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;
•the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;
•a target company’s board of directors must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
•false markets must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;
•a bidder can only announce an offer after ensuring that he or she can pay in full the consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;
•a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities (this is a recognition that an offer will disrupt the day-to-day running of a target company, particularly if the offer is hostile and the board of directors of the target company must direct its attention to resisting the offer); and

•an acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure. Specifically, the acquisition of 10% or more of the issued voting shares within a seven day period that would take a shareholder’s holding to or above 15% of the issued voting shares (but less than 30%) is prohibited, subject to certain exemptions.
Mandatory Bid
Under certain circumstances, a person who acquires ordinary shares, or other of the Company’s voting securities, may be required under the Irish takeover rules to make a mandatory cash offer for the remaining issued and outstanding voting securities at a price not less than the highest price paid for the securities by the acquiror, or any parties acting in concert with the acquiror, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquiror, including the holdings of any parties acting in concert with the acquiror, to securities representing 30% or more of the voting rights in the Company, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of the voting rights in the Company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.
Voluntary bid; Requirements to Make a Cash Offer and Minimum Price Requirements
If a person makes a voluntary offer to acquire the issued and outstanding ordinary shares of the Company and the bidder acquired ordinary shares in the three-month period prior to the commencement of the offer period, the offer price must not be less than the highest price paid for ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired more than 10% of the issued and outstanding ordinary shares (i) during the period of 12 months prior to the commencement of the offer period or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period or, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.
An offer period will generally commence on the date of the first announcement of the offer or proposed offer.
Substantial Acquisition Rules
The Irish takeover rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the Company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the Company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the Company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
Frustrating Action
Under the Irish takeover rules, the Company’s board of directors is not permitted to take any action that might frustrate an offer for its shares once the Company’s board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which the Company’s board of directors has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:
•the action is approved by the Company’s shareholders at a general meeting; or
•the Irish Takeover Panel has given its consent, where:
•it is satisfied the action would not constitute frustrating action;
•the Company’s shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;
•the action is taken in accordance with a contract entered into prior to the announcement of the offer (or any earlier time at which the Company’s board of directors considered the offer to be imminent); or
•the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.
Other Provisions
Certain other provisions of Irish law or the Company’s Constitution may be considered to have anti-takeover effects, including advance notice requirements for director nominations and other shareholder proposals, as well those described under the following captions: “—Capital Structure—Authorized Share Capital” (regarding issuance of preferred shares), “—Preemption Rights, Share Warrants and Share Options,” “—Disclosure of Interests in Shares” and “—Corporate Governance.”
Corporate Governance
The Company’s Constitution delegates the day-to-day management of the Company to the board of directors. The Company’s board of directors may then delegate the management of the Company to committees of the board of directors (consisting of one or more members of the board of directors) or executives; regardless, the Company’s board of directors remains responsible, as a matter of Irish law, for the proper management of the affairs of the company. Committees may meet and adjourn as they determine proper. A vote at any committee meeting will be determined by a majority of votes of the members present.

The Company’s board of directors has a standing audit committee, a compensation committee and a nominating and corporate governance committee, with each committee comprised solely of independent directors, as prescribed by The NASDAQ Global Select Market listing standards and SEC rules and regulations. The Company has adopted corporate governance policies, including a code of conduct and an insider trading policy, as well as an open door reporting policy and a comprehensive compliance program.
The Companies Act require a minimum of two directors. The Company’s Constitution provides that the board may determine the size of the board from time to time.
The Company’s board of directors is divided into three classes, designated Class I, Class II and Class III. The term of the Class I directors will expire on the date of the 2024 annual general meeting; the term of the Class II directors will expire on the date of the 2025 annual general meeting; and the term of the Class III directors will expire on the date of the 2023 annual general meeting. At each annual general meeting of shareholders, successors to the class of directors whose term expires at that annual general meeting are elected for a three-year term. In no case will any decrease in the number of directors shorten the term of any incumbent director. A director may hold office until the annual general meeting of the year in which his or her term expires and until his or her successor is elected and duly qualified, subject to his or her prior death, resignation, retirement, disqualification or removal from office.
Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. Accordingly, the Company’s Constitution provides that if, at any general meeting of shareholders, the number of directors is reduced below the minimum prescribed by the Constitution due to the failure of any person nominated to be a director to be elected, then, in such circumstances, the nominee or nominees who receive the highest number of votes in favor of election will be elected in order to maintain such prescribed minimum number of directors. Each director elected in this manner will remain a director (subject to the provisions of the Companies Act and the articles of association) only until the conclusion of the next annual general meeting unless he or she is reelected.
Under the Companies Act and notwithstanding anything contained in the Constitution or in any agreement between the Company and a director, the Company’s shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g. employment contract) that the director may have against the Company in respect of his removal.
The Company’s Constitution provides that the board of directors may fill any vacancy occurring on the board of directors. If the Company’s board of directors fills a vacancy, the director’s term expires at the next annual general meeting. A vacancy on the board of directors created by the removal of a director may be filled by the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy.
Legal Name; Formation; Fiscal Year; Registered Office
Jazz Pharmaceuticals Public Limited Company is the Company’s current legal and commercial name. The Company was incorporated in Ireland on March 15, 2005 as a private limited company (registration number

399192) under the name Azur Pharma Limited. Azur Pharma Limited was re-registered as a public limited company named Azur Pharma Public Limited Company effective October 20, 2011, and was subsequently renamed Jazz Pharmaceuticals Public Limited Company on January 16, 2012. The Company’s fiscal year ends on December 31st and its registered address is Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland D04 E5W7.
Duration; Dissolution; Rights Upon Liquidation
The Company’s duration is unlimited. The Company may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. The Company may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where it has failed to file certain returns.
The Company’s Constitution provides that the ordinary shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.
Certificated Shares
Pursuant to the Companies Act, a shareholder is entitled to be issued a share certificate on request and subject to payment of a nominal fee.
No Sinking Fund
Ordinary shares have no sinking fund provisions.
Stock Exchange Listing
Ordinary shares are listed on The NASDAQ Global Select Market under the trading symbol “JAZZ.” Ordinary shares are not currently intended to be listed on the Irish Stock Exchange.
Transfer and Registration of Shares
The transfer agent and registrar for ordinary shares is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021. An affiliate of the transfer agent maintains the share register, registration in which is determinative of ownership of ordinary shares. A shareholder who holds shares beneficially is not the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in the Company’s official share register, as the depository or other nominee will remain the record holder of any such shares.
A written instrument of transfer is required under Irish law in order to register on the Company’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially but not directly to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on the Company’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.
Any transfer of ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. The Company, in its absolute discretion and insofar as the Companies Act or any other applicable law permit, may, or may provide that any of its subsidiaries will, pay Irish stamp duty arising on a transfer of ordinary shares on behalf of the transferee of such ordinary shares. If stamp duty resulting from the transfer of ordinary shares which would otherwise be payable by the transferee is paid by the Company or any of its subsidiaries on behalf of the transferee, then in those circumstances, the Company will, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those ordinary shares and (iii) to claim a first and permanent lien on ordinary shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company’s lien shall extend to all dividends paid on those ordinary shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in ordinary shares has been paid unless one or both of such parties is otherwise notified.
The Company’s Constitution delegates to the secretary or assistant secretary of the Company the authority, on behalf of the Company, to execute an instrument of transfer on behalf of a transferring party. Under the Company’s Constitution, the directors can also authorize any person to execute an instrument of transfer on behalf of a transferring party in certain circumstances.
In order to help ensure that the official share register is regularly updated to reflect trading of ordinary shares occurring through normal electronic systems, the Company intends to regularly produce any required instruments of transfer in connection with any transactions for which stamp duty is paid (subject to the reimbursement and set-off rights described above). In the event that the Company notifies one or both of the parties to a share transfer that its believes stamp duty is required to be paid in connection with the transfer and that the Company will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from the Company for this purpose) or request that the Company execute an instrument of transfer on behalf of the transferring party. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to the Company’s transfer agent, the buyer will be registered as the legal owner of the relevant shares on the Company’s official Irish share register (subject to the suspension right described below).
The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.
Irish Restrictions on Import and Export of Capital
Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish domestic securities, which includes ordinary shares of Irish companies. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992, provides that the Irish Minister for Finance can make provision for the restriction of financial transfers between Ireland and other countries. For the purposes of this Act, “financial transfers” include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities if they had been made between Member States of the Communities. This Act has been used by the Minister for Finance to implement European Council Directives, which provide for the restriction of financial transfers to certain countries, organizations and people including the Al-Qaeda network and the Taliban, Afghanistan, Belarus, Democratic People’s Republic of Korea, Democratic Republic of Congo, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, Republic of Guinea, Somalia, Sudan, Syria Tunisia, Ukraine and Zimbabwe.
Any transfer of, or payment in respect of, a share or interest in a share involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law.